RECEIVED

2008 JUL 15 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08003829

Rule 12g3-2(b) File No. ~~82-5190~~ 82-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 14, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina Erni

Corporate Communications

PROCESSED
JUL 18 2008
THOMSON REUTERS

Enclosure

- **Oerlikon Solar: CMC Magnetics places 180 MW repeat order**

dev 7/16

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Oerlikon
solar

Media release
Rule 12g3-2(b) File No. 82-5190

Oerlikon Solar: CMC Magnetics places 180 MW repeat order

Thin Film PV Production Reaching a New High

San Francisco INTERSOLAR N.A., 14 July 2008 – ***Sunwell, a wholly owned subsidiary of CMC Magnetics, today announced that it has ordered another two end-to-end thin film silicon production lines from Oerlikon Solar. One 60 MW line will be delivered to the existing Sunwell production facility in Taiwan and the other 120 MW line will be shipped to a new site currently under construction. Both lines comprise Oerlikon Solar's latest tandem cell technology, micromorph® raising module efficiency by up to 50 percent. Start of production is scheduled in 2009. "This repeat order validates our leading edge technology and our unique ability to quickly implement and scale up commercially successful mass production", explains Dr. Uwe Krüger, CEO of Oerlikon.***

Since the original contract for their first amorphous line was signed in mid 2007, CMC has continued its ambitious plans to rapidly expand production capacity. Oerlikon Solar worked closely with CMC to develop a strategy to quickly upgrade to micromorph® and increase the output of the customer's existing facility. This resulted in a repeat order after only a few months.

With this order, yearly production capacity will reach 226 MW

The addition of 180 MW of micromorph® technology to its existing 46 MW of capacity will help to establish CMC as one of the largest thin film manufacturers in the world. However, CMC will not stop there. It already has plans to double this capacity in the near future.

"To execute our rapid growth plans it was crucial to identify the most competitive and responsive thin film PV equipment supplier. Oerlikon Solar is the right company to deliver on our demanding plans", states Bob Wong, Chairman of CMC Magnetics.

Gigawatt capacity is in sight

It is CMC's goal to reach an annual production output of one gigawatt as the demand for thin film solar panels continues its unprecedented growth. Oerlikon Solar is committed to its important role as a proven and competitive technology partner in the realization of CMC's plans. "With this order CMC signals a long term strategy to continue with Oerlikon's leading proprietary micromorph® tandem cell technology. This sets the stage for an aggressive roadmap to increase efficiency allowing them to head towards grid parity in the near future", says Jeannine Sargent, CEO of Oerlikon Solar.

Oerlikon Solar is addressing the surge in demand

Oerlikon Solar's leading edge production solutions are now having a major impact on the market as more and more companies launch or extend their thin film silicon PV production with Oerlikon's patented micromorph® technology. Oerlikon Solar is committed to the highest quality of customer support and is taking concrete actions today to ensure that its resources and delivery capabilities grow to meet the rapid expansion of the thin film solar marketplace.

For further information, please contact:

Michael M. Schmidt Head of Public Relations Tel. +423 388 6439 Fax +423 388 5421 Mobile +41 79 834 03 74 michael.m.schmidt@oerlikon.com	Burkhard Böndel Head of Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven end-to-end solutions for the mass production of thin-film silicon solar modules. These fully automated manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia.

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 percent of the turnover was invested in research and development (CHF 274 million).

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 14, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina Erni

Corporate Communications

Enclosure

- **Oerlikon Solar: Quickly Expanding Global Capacity**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon
solar

Media release
Rule 12g3-2(b) File No. 82-5190

World-wide capabilities strengthened by strategic partnerships and new facilities

Oerlikon Solar: Quickly Expanding Global Capacity

- Partnership with Flextronics enables future production scalability
- Singapore site management team established
- Customer support and delivery response will be significantly enhanced
- Singapore facility will include a fully integrated end-to-end pilot line
- Oerlikon Solar on track to reach grid parity by 2010

San Francisco, INTERSOLAR N.A., 14, July 2008 – ***As the ramp up of the new Singapore site proceeds, Oerlikon Solar announces an agreement with Flextronics, a leading electronics manufacturing services (EMS) provider. Flextronics will provide important capacity and supply chain solutions needed to accelerate the expansion of Oerlikon's global production capacity. Partnering with Flextronics supports Oerlikon's ability to serve more customers and further reduce project delivery times. "The facility in Singapore and the partnership with Flextronics will extend our global presence in the rapidly growing solar market. This will extend our lead in terms of production capability, delivery time and cost", states Dr. Uwe Krüger, CEO of Oerlikon group. "Customer response and support will be significantly enhanced in Asia and around the globe. "The Singapore facility is also a key element of our plan to achieve grid parity by 2010", says Jeannine Sargent, CEO of Oerlikon Solar.***

Based on recent industry announcements, Oerlikon Solar expects installed thin film solar panel manufacturing capacity to grow beyond 8 GW by 2010. With this new Singapore facility, Oerlikon Solar will have the resources to capitalize on this growing market. "We have engaged highly skilled PV experts to operate this facility. Our enlarged service and production capabilities as well as our R&D activities will be raised to a new level – both in Asia and around the world", outlines Oerlikon Solar CEO Sargent.

Strategic partnership to scale global production capacity

Oerlikon Solar and Flextronics, a leading EMS provider with proven expertise in the solar industry, have entered into an agreement whereby Flextronics will support Oerlikon Solar's scalability requirements for global production capacity

allowing the execution of more simultaneous projects in multiple geographies. Flextronics' strong global presence and vast resources will enable Oerlikon Solar to optimize its operations and reduce time to market. "The Flextronics Industrial segment operates a focused global team that is dedicated to providing advanced solar solutions to this strategic customer segment. By leveraging our experience in the semiconductor capital equipment, energy and electro-mechanical equipment markets, our solar team is able to rapidly develop unique solutions for the emerging solar market. We have developed a broad service offering for this space and will continue to make further investments in this high growth market. We are very pleased to have entered into this partnership and look forward to working with Oerlikon Solar," states EC Sykes, President Flextronics Industrial.

The Singapore Economic Development Board (EDB) is spearheading the development of a world class solar industry cluster in Singapore. "Oerlikon's decision in choosing Singapore as its Asia manufacturing and R&D hub clearly demonstrates our rapid progress in developing the solar industry. This project is a significant boost to this growing sector, and shows how our existing strengths in manufacturing, particularly in precision engineering, have evolved to support exciting new areas", said Ko Kheng Hwa, Managing Director of Singapore Economic Development Board."

For further information, please contact:

Michael M. Schmidt Head of Public Relations Tel. +423 388 6439 Fax +423 388 5421 Mobile +41 79 834 03 74 michael.m.schmidt@oerlikon.com	Burkhard Böndel Head of Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven end-to-end solutions for the mass production of thin-film silicon solar modules. These fully automated manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia.

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 percent of the turnover was invested in research and development (CHF 274 million).

END